# DREYFUS PREMIER CORE VALUE FUND

**Statement of Investment**
**September 30, 2004 (Unaudited)**

| Common Stocks-98.4% | Shares | Value ($) |
|---|---|---|
| **Banking-15.8%** | | |
| Bank of America | 656,136 | 28,430,373 |
| Citigroup | 667,033 | 29,429,496 |
| Countrywide Financial | 74,300 a | 2,926,677 |
| Fannie Mae | 77,200 | 4,894,480 |
| Freddie Mac | 184,100 | 12,010,684 |
| PNC Financial Services Group | 78,500 | 4,246,850 |
| SunTrust Banks | 59,800 | 4,210,518 |
| U.S. Bancorp | 409,500 | 11,834,550 |
| Wachovia | 340,800 | 16,000,560 |
| Wells Fargo | 134,800 | 8,038,124 |
| | | **122,022,312** |
| **Basic Industries-2.8%** | | |
| Bowater | 99,600 | 3,803,724 |
| China Steel, ADR | 7 b | 142 |
| Dow Chemical | 199,600 | 9,017,928 |
| International Paper | 220,000 | 8,890,200 |
| | | **21,711,994** |
| **Beverages & Tobacco-.7%** | | |
| Altria Group | 115,500 | **5,433,120** |
| **Brokerage-9.2%** | | |
| Goldman Sachs | 201,900 | 18,825,156 |
| J.P. Morgan Chase & Co. | 601,500 | 23,897,595 |
| Merrill Lynch | 193,850 | 9,638,222 |
| Morgan Stanley | 383,200 | 18,891,760 |
| | | **71,252,733** |
| **Capital Goods-12.1%** | | |
| Boeing | 291,900 | 15,067,878 |
| Eaton | 81,900 | 5,193,279 |
| Emerson Electric | 64,260 | 3,977,051 |
| General Electric | 478,800 | 16,078,104 |
| NCR | 86,900 c | 4,309,371 |
| Nokia, ADR | 760,700 | 10,436,804 |
| Tyco International | 517,800 | 15,875,748 |
| United Technologies | 198,600 | 18,545,268 |
| Xerox | 278,600 c | 3,922,688 |
| | | **93,406,191** |
| **Consumer Durables-1.6%** | | |
| Koninklijke (Royal) Philips Electronics (New York Shares) | 527,700 | **12,089,607** |
| **Consumer Non-Durables-2.5%** | | |
| Jones Apparel Group | 101,800 | 3,644,440 |
| Kimberly-Clark | 69,000 | 4,456,710 |
| Kraft Foods, Cl. A | 239,300 | 7,590,596 |
| Newell Rubbermaid | 173,300 a | 3,472,932 |

|  |  |  | 19,164,678 |
|---|---|---|---|
| **Consumer Services-11.9%** | | | |
| Advance Auto Parts | 129,900 | c | 4,468,560 |
| AutoZone | 69,965 | c | 5,404,796 |
| Clear Channel Communications | 407,100 | | 12,689,307 |
| DST Systems | 190,600 | c | 8,475,982 |
| Liberty Media, Cl. A | 1,722,480 | c | 15,020,025 |
| Liberty Media International, Cl. A | 86,134 | c | 2,873,603 |
| McDonald's | 324,600 | | 9,098,538 |
| Omnicom Group | 184,900 | | 13,508,794 |
| Safeway | 327,300 | c | 6,320,163 |
| Viacom, Cl. B | 421,700 | | 14,152,252 |
|  |  |  | **92,012,020** |
| **Energy-12.5%** | | | |
| Apache | 115,000 | | 5,762,650 |
| BP, ADR | 200,300 | | 11,523,259 |
| ChevronTexaco | 215,100 | | 11,537,964 |
| Conoco Phillips | 99,760 | | 8,265,116 |
| Cooper Cameron | 86,400 | c | 4,738,176 |
| Exxon Mobil | 633,132 | | 30,599,270 |
| Pioneer Natural Resources | 140,800 | | 4,854,784 |
| Schlumberger | 122,200 | | 8,225,282 |
| Total SA, ADR | 107,500 | | 10,983,275 |
|  |  |  | **96,489,776** |
| **Health Care-2.6%** | | | |
| Barr Pharmaceuticals | 105,700 | c | 4,379,151 |
| Boston Scientific | 150,200 | c | 5,967,446 |
| Caremark RX | 54,590 | c | 1,750,701 |
| Medco Health Solutions | 251,800 | c | 7,780,620 |
|  |  |  | **19,877,918** |
| **Insurance-9.2%** | | | |
| Allstate | 97,500 | | 4,679,025 |
| American International Group | 271,393 | | 18,452,010 |
| Genworth Financial, Cl. A | 403,200 | | 9,394,560 |
| Hartford Financial Services Group | 142,400 | | 8,818,832 |
| PMI Group | 275,000 | | 11,159,500 |
| Prudential Financial | 300,600 | | 14,140,224 |
| UnumProvident | 266,900 | | 4,187,661 |
|  |  |  | **70,831,812** |
| **Merchandising-.6%** | | | |
| Dollar General | 222,900 | | **4,491,435** |
| **Technology-7.7%** | | | |
| Automatic Data Processing | 290,800 | | 12,015,856 |
| Fairchild Semiconductor, Cl. A | 349,500 | c | 4,952,415 |
| Hewlett- Packard | 208,400 | | 3,907,500 |
| International Business Machines | 104,000 | | 8,916,960 |
| Microsoft | 579,200 | | 16,014,880 |
| Oracle | 839,200 | c | 9,466,176 |
| SunGard Data Systems | 160,700 | c | 3,819,839 |
|  |  |  | **59,093,626** |
| **Telecommunications-1.8%** | | | |
| SK Telecom, ADR | 270 | a | 5,251 |

| | | | |
|---|---|---|---|
| Sprint (FON Group) | 674,050 | | 13,568,627 |
| | | | **13,573,878** |
| **Utilities-7.4%** | | | |
| ALLTEL | 167,700 | | 9,208,407 |
| Entergy | 112,300 | | 6,806,503 |
| Exelon | 123,400 | | 4,527,546 |
| PG&E | 135,500 | c | 4,119,200 |
| PPL | 86,800 | | 4,095,224 |
| TXU | 143,800 | | 6,890,896 |
| Verizon Communications | 536,956 | | 21,145,328 |
| | | | **56,793,104** |
| **Total Common Stocks** | | | |
| (cost $668,476,584) | | | **758,244,204** |
| | | | |
| **Preferred Stocks-..8%** | Shares | | Value ($) |
| **Consumer Services;** | | | |
| News Corp, ADR | 210,400 | | **6,591,832** |
| (cost $ 3,050,022) | | | |
| | | | |
| **Short-Term Investments-.7%** | Principal Amount ($) | | Value ($) |
| **Commercial Paper;** | | | |
| General Electric Capital, | | | |
| 1.86%, 10/1/2004 | | | |
| (cost $ 5,119,000) | 5,119,000 | | **5,119,000** |
| | | | |
| **Investment of Cash Collateral** | | | |
| **for Securities Loaned-.8%** | Shares | | Value ($) |
| **Registered Investment Company;** | | | |
| Dreyfus Institutional Cash Advantage Fund | | | |
| (cost $6,044,700) | 6,044,700 | d | **6,044,700** |
| | | | |
| **Total Investments (cost $682,690,306)** | **100.7%** | | **775,999,736** |
| | | | |
| **Liabilities, Less Cash and Receivables** | **(0.7)%** | | **(5,145,469)** |
| | | | |
| **Net Assets** | **100.0%** | | **770,854,267** |

a All or a portion of these securities are on loan. At September 30, 2004, the total market value of the fund's securities on loan is $ 5,841,584 and the total market value of the collateral held by the fund is $ 6,044,700.

b Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transaction exempt from registration, normally to qualified institutional buyers. At September 30, 2004, this security amounted to $142.

c Non-income producing.

d Investment in affiliated money market mutual funds.

e Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi-annual reports previously filed with the Securities and Exchange on Form N-CSR.

# DREYFUS PREMIER LIMITED TERM HIGH YIELD FUND

## Statement of Investments
**9/30/2004 (Unaudited)**

| | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Bonds and Notes - 85.6 %** | | |
| | | |
| **Advertising - .8%** | | |
| RH Donnelley Finance: | | |
| Sr. Notes, 8.875%, 2010 | 783,000 a | 888,705 |
| Sr. Sub. Notes, 10.875%, 2012 | 3,272,000 a | 3,983,660 |
| | | **4,872,365** |
| **Aerospace & Defense - 1.3%** | | |
| Argo-Tech, | | |
| Sr. Notes, 9.25%, 2011 | 1,470,000 a | 1,583,925 |
| Armor, | | |
| Sr. Sub. Notes, 8.25%, 2013 | 2,250,000 | 2,491,875 |
| K&F Industries, | | |
| Sr. Sub. Notes, Ser. B, 9.625%, 2010 | 785,000 | 877,238 |
| Vought Aircraft Industries, | | |
| Sr. Notes, 8%, 2011 | 2,800,000 | 2,702,000 |
| | | **7,655,038** |
| **Agricultural - .1%** | | |
| Seminis Vegetable Seeds, | | |
| Sr. Sub. Notes, 10.25%, 2013 | 755,000 | **845,600** |
| | | |
| **Airlines - .8%** | | |
| AMR, | | |
| Debs., 9.75%, 2021 | 200,000 b | 111,000 |
| Aircraft Lease Portfolio Securitization 1996-1, | | |
| Pass-Through Trust, Ctfs., | | |
| Cl. D, 12.75%, 2006 | 2,115,124 c | 21,151 |
| Delta Airlines, | | |
| Pass-Through Ctfs., | | |
| Ser. 2001-1, Cl. B, 7.711%, 2013 | 1,575,000 | 817,214 |
| Northwest Airlines: | | |
| Pass-Through Ctfs., Ser. 1996-1, 7.67%, 2015 | 1,618,525 | 1,315,755 |
| Sr. Notes, 10%, 2009 | 2,402,000 b | 1,669,390 |
| United AirLines, | | |
| Enhanced Pass-Through Ctfs., Ser. 1997-1A, 1.34%, 2049 | 742,321 c,d | 609,055 |
| | | **4,543,565** |
| **Auto Manufacturing - .3%** | | |
| Navistar International, | | |
| Sr. Notes, 7.5%, 2011 | 1,601,000 b | **1,717,072** |
| | | |
| **Automotive, Trucks & Parts - 1.2%** | | |
| Accuride, | | |
| Sr. Sub. Notes, Ser. B, 9.25%, 2008 | 2,265,000 | 2,327,288 |
| Airxcel, | | |
| Sr. Sub. Notes, Ser. B, 11%, 2007 | 544,000 | 541,280 |
| Collins & Aikman Products: | | |
| Sr. Notes, 10.75%, 2011 | 754,000 b | 757,770 |
| Sr. Sub. Notes, 12.875%, 2012 | 1,049,000 a,b | 972,948 |
| HLI Operating, | | |
| Sr. Notes, 10.5%, 2010 | 350,000 | 383,250 |
| Tenneco Automotive, | | |
| Sr. Secured Notes, Ser. B, 10.25%, 2013 | 1,200,000 | 1,374,000 |
| United Components, | | |

| | | |
|---|---|---|
| Sr. Sub. Notes, 9.375%, 2013 | 768,000 b | 831,360 |
| | | **7,187,896** |
| **Building & Construction - 2.0%** | | |
| Atrium Cos., | | |
|   Sr. Sub. Notes, Ser. B, 10.5%, 2009 | 1,890,000 | 1,993,950 |
| K Hovnanian Enterprises, | | |
|   Sr. Sub. Notes, 8.875%, 2012 | 1,000,000 b | 1,122,500 |
| KB Home, | | |
|   Sr. Sub. Notes, 7.75%, 2010 | 2,000,000 | 2,185,000 |
| Owens Corning: | | |
|   Bonds, 7.5%, 2018 | 394,000 c | 181,240 |
|   Notes, 7%, 2009 | 5,000,000 c | 2,300,000 |
| THL Buildco, | | |
|   Sr. Sub. Notes, 8.5%, 2014 | 1,573,000 a | 1,655,582 |
| WCI Communities, | | |
|   Sr. Sub. Notes, 10.625%, 2011 | 2,300,000 | 2,604,750 |
| | | **12,043,022** |
| **Chemicals - 5.5%** | | |
| Crompton, | | |
|   Sr. Notes, 9.875%, 2012 | 2,636,000 a | 2,780,980 |
| HMP Equity, | | |
|   Sr. Discount Notes, 0%, 2008 | 2,393,000 | 1,519,555 |
| Huntsman, | | |
|   Sr. Secured Notes, 11.625%, 2010 | 1,081,000 b | 1,256,663 |
| Huntsman ICI Chemicals, | | |
|   Sr. Sub. Notes, 10.125%, 2009 | 6,968,000 b | 7,351,240 |
| Nalco, | | |
|   Sr. Sub. Notes, 8.875%, 2013 | 4,153,000 b | 4,485,240 |
| OM Group, | | |
|   Sr. Sub. Notes, 9.25%, 2011 | 3,600,000 | 3,771,000 |
| Resolution Performance Products: | | |
|   Notes, 8%, 2009 | 749,000 | 777,087 |
|   Sr. Sub. Notes, 13.5%, 2010 | 488,000 | 475,800 |
| Rhodia SA: | | |
|   Sr. Notes, 7.625%, 2010 | 3,267,000 b | 3,062,813 |
|   Sr. Notes, 10.25%, 2010 | 3,705,000 b | 3,853,200 |
|   Sr. Sub Notes, 8.875%, 2011 | 2,112,000 b | 1,848,000 |
| Rockwood Specialties, | | |
|   Sr. Sub. Notes, 10.625%, 2011 | 1,506,000 | 1,664,130 |
| | | **32,845,708** |
| **Commercial Mortgage Pass - Through Ctfs. - .3%** | | |
| Structured Asset Securities, REMIC, | | |
|   Ser. 1996-CFL, Cl. H, 7.75%, 2028 | 1,750,000 | **2,007,738** |
| | | |
| **Commercial Services - .5%** | | |
| Brickman, | | |
|   Sr. Sub. Notes, Ser. B, 11.75%, 2009 | 1,037,000 | 1,202,920 |
| United Rentals North America, | | |
|   Sr. Sub. Notes, 7.75%, 2013 | 1,800,000 b | 1,696,500 |
| | | **2,899,420** |
| **Consumer Products - 1.0%** | | |
| Ames True Temper, | | |
|   Sr. Sub. Notes, 10%, 2012 | 1,604,000 a | 1,646,105 |
| Amscan, | | |
|   Sr. Sub. Notes, 8.75%, 2014 | 1,944,000 a | 1,992,600 |
| Playtex Products, | | |
|   Sr. Sub. Notes, 9.375%, 2011 | 2,546,000 b | 2,622,380 |
| | | **6,261,085** |
| **Diversified Financial Service - 1.9%** | | |
| BCP Caylux Holdings Luxembourg SCA, | | |
|   Sr. Sub. Notes, 9.625%, 2014 | 3,750,000 a | 4,068,750 |

| | | |
|---|---|---|
| Finova, | | |
| Notes, 7.5%, 2009 | 3,811,860 | 1,920,224 |
| Stena, | | |
| Sr. Notes, 7.5%, 2013 | 1,001,000 | 1,007,256 |
| Trump Casino Holdings/Funding, | | |
| First Priority Mortgage Notes, 12.625%, 2010 | 3,982,000 b | 4,161,190 |
| | | **11,157,420** |
| **Electric Utilities - 6.4%** | | |
| Allegheny Energy Statutory Trust 2001: | | |
| Secured Notes, 10.25%, 2007 | 188,453 a | 198,818 |
| Secured Notes, 13%, 2007 | 3,572,546 a | 4,108,428 |
| Allegheny Energy Supply: | | |
| Bonds, 8.25%, 2012 | 6,827,000 a,b | 7,577,970 |
| Notes, 7.8%, 2011 | 1,090,000 b | 1,185,375 |
| CMS Energy, | | |
| Sr. Notes, 9.875%, 2007 | 2,862,000 | 3,194,707 |
| Calpine: | | |
| Secured Notes, 8.5%, 2010 | 10,220,000 a,b | 7,869,400 |
| Secured Notes, 8.75%, 2013 | 2,000,000 a,b | 1,520,000 |
| Secured Notes, 9.875%, 2011 | 1,002,000 a | 791,580 |
| Calpine Generating: | | |
| Secured Notes, 7.75%, 2010 | 960,000 a,b,d | 916,800 |
| Secured Notes, 11.17%, 2011 | 264,000 a,b,d | 238,920 |
| Nevada Power: | | |
| Mortgage Notes, 6.5%, 2012 | 483,000 a | 501,113 |
| Mortgage Notes, Ser. A, 8.25%, 2011 | 1,321,000 | 1,486,125 |
| Notes, Ser. E, 10.875%, 2009 | 1,184,000 | 1,377,880 |
| Reliant Energy, | | |
| Sr. Secured, Notes, 9.25%, 2010 | 5,023,000 | 5,418,561 |
| Sierra Pacific Resources, | | |
| Sr. Notes, 8.625%, 2014 | 1,910,000 a,b | 2,081,900 |
| | | **38,467,577** |
| **Electrical & Electronics - 1.5%** | | |
| Dresser, | | |
| Sr. Sub. Notes, 9.375%, 2011 | 2,088,000 | 2,307,240 |
| Fisher Scientific International, | | |
| Sr. Sub. Notes, 8%, 2013 | 2,485,000 | 2,795,625 |
| Imax, | | |
| Sr. Notes, 9.625%, 2010 | 1,002,000 a,b | 1,004,505 |
| Rayovac, | | |
| Sr. Sub. Notes, 8.5%, 2013 | 497,000 | 541,730 |
| Stoneridge, | | |
| Sr. Notes, 11.5%, 2012 | 1,825,000 | 2,075,938 |
| | | **8,725,038** |
| **Entertainment - 2.2%** | | |
| Argosy Gaming, | | |
| Sr. Sub. Notes, 9%, 2011 | 1,768,000 b | 1,993,420 |
| Bally Total Fitness, | | |
| Sr. Notes, 10.5%, 2011 | 2,707,000 b | 2,585,185 |
| Intrawest, | | |
| Sr. Notes, 7.5%, 2013 | 2,500,000 | 2,603,125 |
| Isle of Capri Casinos, | | |
| Sr. Sub. Notes, 9%, 2012 | 1,050,000 | 1,170,750 |
| Mohegan Tribal Gaming Authority, | | |
| Sr. Sub. Notes, 6.375%, 2009 | 2,048,000 | 2,135,040 |
| Six Flags, | | |
| Sr. Notes, 9.625%, 2014 | 990,000 | 930,600 |
| Vail Resorts, | | |
| Sr. Sub. Notes, 6.75%, 2014 | 1,500,000 | 1,522,500 |
| | | **12,940,620** |
| **Environmental Control - 3.1%** | | |

| | | |
|---|---|---|
| Allied Waste: | | |
| Sr. Notes, 7.875%, 2013 | 1,874,000 b | 1,986,440 |
| Sr. Notes, Ser. B, 6.375%, 2011 | 703,000 | 687,183 |
| Sr. Notes, Ser. B, 7.625%, 2006 | 5,630,000 | 5,904,463 |
| Sr. Notes, Ser. B, 8.5%, 2008 | 3,109,000 | 3,388,810 |
| Sr. Notes, Ser. B, 8.875%, 2008 | 2,140,000 | 2,332,600 |
| Sr. Notes, Ser. B, 9.25%, 2012 | 1,054,000 | 1,177,845 |
| Geo Sub, | | |
| Sr. Notes, 11%, 2012 | 1,090,000 a | 1,035,500 |
| Synagro Technologies, | | |
| Sr. Sub. Notes, 9.5%, 2009 | 1,030,000 b | 1,107,250 |
| Waste Services, | | |
| Sr. Sub. Notes, 9.5%, 2014 | 936,000 a,b | 893,880 |
| | | **18,513,971** |
| **Food & Beverages - 2.2%** | | |
| Agrilink Foods, | | |
| Sr. Sub. Notes, 11.875%, 2008 | 257,000 | 269,850 |
| American Seafoods, | | |
| Sr. Sub. Notes, 10.125%, 2010 | 2,875,000 | 3,076,250 |
| Corn Products: | | |
| Sr. Notes, 8.25%, 2007 | 1,065,000 | 1,179,487 |
| Sr. Notes, 8.45%, 2009 | 1,065,000 | 1,224,750 |
| Del Monte, | | |
| Sr. Sub. Notes, 8.625%, 2012 | 1,031,000 | 1,152,143 |
| Dole Food: | | |
| Debs., 8.75%, 2013 | 780,000 | 866,775 |
| Sr. Notes, 8.625%, 2009 | 1,005,000 | 1,100,475 |
| Sr. Notes, 8.875%, 2011 | 1,558,000 | 1,702,115 |
| Land O'Lakes, | | |
| Sr. Notes, 8.75%, 2011 | 1,673,000 b | 1,572,620 |
| National Beef Packing, | | |
| Sr. Notes, 10.5%, 2011 | 1,021,000 | 1,051,630 |
| | | **13,196,095** |
| **Gaming & Lodging - 5.6%** | | |
| Inn of the Mountain Gods Resort & Casino, | | |
| Sr. Notes, 12%, 2010 | 3,234,000 b | 3,719,100 |
| Kerzner International, | | |
| Sr. Notes, 8.875%, 2011 | 3,462,000 | 3,812,527 |
| MGM Mirage: | | |
| Sr. Collateralized Notes, 6.95%, 2005 | 277,000 | 281,847 |
| Sr. Notes, 8.5%, 2010 | 1,988,000 | 2,268,805 |
| Mandalay Resort, | | |
| Sr. Notes, 6.5%, 2009 | 2,024,000 | 2,110,020 |
| Park Place Entertainment: | | |
| Sr. Sub. Notes, 7.875%, 2005 | 2,348,000 | 2,477,140 |
| Sr. Sub. Notes, 7.875%, 2010 | 1,266,000 b | 1,436,910 |
| Sr. Sub. Notes, 8.875%, 2008 | 5,301,000 | 6,056,393 |
| Resorts International Hotel and Casino, | | |
| First Mortgage, 11.5%, 2009 | 3,274,000 b | 3,781,470 |
| Station Casinos, | | |
| Sr. Sub. Notes, 6.5%, 2014 | 1,500,000 | 1,533,750 |
| Turning Stone Casino Entertainment, | | |
| Sr. Notes, 9.125%, 2010 | 3,104,000 a | 3,367,840 |
| Wynn Las Vegas, | | |
| Second Mortgage, 12%, 2010 | 1,964,000 | 2,464,820 |
| | | **33,310,622** |
| **Health Care - 4.9%** | | |
| Beverly Enterprises, | | |
| Sr. Sub. Notes, 7.875%, 2014 | 1,069,000 a | 1,149,175 |
| Extendicare Health Services, | | |
| Sr. Notes, 9.5%, 2010 | 658,000 | 741,895 |

| | | |
|---|---:|---:|
| Hanger Orthopedic, | | |
| Sr. Notes, 10.375%, 2009 | 3,243,000 b | 2,999,775 |
| Healthsouth: | | |
| Sr.Notes, 6.875%, 2005 | 1,001,000 | 1,016,015 |
| Sr. Notes, 7%, 2008 | 2,964,000 b | 2,960,295 |
| Mariner Health Care, | | |
| Sr. Sub. Notes, 8.25%, 2013 | 1,189,000 a | 1,284,120 |
| Medex, | | |
| Sr. Sub. Notes, 8.875%, 2013 | 2,500,000 | 2,737,500 |
| Province Healthcare, | | |
| Sr. Sub. Notes, 7.5%, 2013 | 2,741,000 b | 3,104,182 |
| Tenet HealthCare: | | |
| Notes, 7.375%, 2013 | 4,422,000 b | 4,178,790 |
| Sr. Notes, 5.375%, 2006 | 1,000,000 b | 1,008,750 |
| Sr. Notes, 9.875%, 2014 | 4,249,000 a | 4,461,450 |
| Triad Hospitals, | | |
| Sr. Sub. Notes, 7%, 2013 | 3,340,000 | 3,415,150 |
| | | **29,057,097** |
| **Machinery - 1.4%** | | |
| Case New Holland: | | |
| Sr. Notes, 6%, 2009 | 1,090,000 a | 1,084,550 |
| Sr. Notes, 9.25%, 2011 | 5,566,000 a | 6,261,750 |
| Hawk, | | |
| Sr. Notes, 12%, 2006 | 1,029,663 | 1,055,405 |
| | | **8,401,705** |
| **Manufacturing - 2.3%** | | |
| Hexcel, | | |
| Sr. Sub. Notes, 9.75%, 2009 | 3,971,000 | 4,189,405 |
| JB Poindexter & Co., | | |
| Sr. Notes, 8.75%, 2014 | 2,181,000 a | 2,317,313 |
| Key Components, | | |
| Sr. Notes, 10.5%, 2008 | 1,354,000 | 1,394,620 |
| MAAX, | | |
| Sr. Sub. Notes, 9.75%, 2012 | 534,000 a | 568,710 |
| Polypore, | | |
| Sr. Sub. Notes, 8.75%, 2012 | 1,371,000 a | 1,429,267 |
| TD Funding, | | |
| Sr. Sub. Notes, 8.375%, 2011 | 2,500,000 | 2,687,500 |
| Tyco International, | | |
| Notes, 5.8%, 2006 | 840,000 | 880,011 |
| | | **13,466,826** |
| **Media - 9.7%** | | |
| Adelphia Communications, | | |
| Sr. Notes, Ser. B, 7.75%, 2009 | 1,921,000 c | 1,700,085 |
| CSC Holdings: | | |
| Sr. Notes, 6.75%, 2012 | 1,381,000 a | 1,391,358 |
| Sr. Notes, 7.875%, 2007 | 1,977,000 | 2,107,976 |
| Sr. Notes, Ser. B, 7.625%, 2011 | 2,000,000 | 2,117,500 |
| Charter Communications Holdings/Capital: | | |
| Sr. Discount Notes, 0/11.75%, 2011 | 4,431,000 e | 2,769,375 |
| Sr. Notes, 8.75%, 2013 | 4,130,000 b | 4,073,213 |
| Sr. Notes, 10%, 2011 | 657,000 | 509,175 |
| Sr. Notes, 10.25%, 2010 | 4,494,000 b | 4,611,967 |
| Sr. Notes, 10.75%, 2009 | 3,692,000 | 3,045,900 |
| Dex Media East/Finance: | | |
| Notes, 12.125%, 2012 | 2,323,000 b | 2,903,750 |
| Sr. Notes, 9.875%, 2009 | 2,700,000 | 3,118,500 |
| Dex Media West/Finance, | | |
| Sr. Sub. Notes, Ser. B, 9.875%, 2013 | 2,879,000 | 3,397,220 |
| Granite Broadcasting, | | |

| | | |
|---|---|---:|
| Secured Notes, 9.75%, 2010 | 2,000,000 | 1,860,000 |
| Gray Television, | | |
| Sr. Sub. Notes, 9.25%, 2011 | 514,000 | 579,535 |
| Kabel Deutschland, | | |
| Sr. Notes, 10.625%, 2014 | 1,570,000 a | 1,719,150 |
| LBI Media: | | |
| Sr. Discount Notes, 0/11%, 2013 | 1,492,000 e | 1,083,565 |
| Sr. Sub. Notes, 10.125%, 2012 | 1,500,000 | 1,687,500 |
| Lodgenet Entertainment, | | |
| Sr. Sub. Deb., 9.5%, 2013 | 548,000 | 600,060 |
| Nexstar Finance: | | |
| Sr. Discount Notes, 0/11.375%, 2013 | 2,571,000 e | 1,982,884 |
| Sr. Sub. Notes, 7%, 2014 | 3,248,000 | 3,215,520 |
| Pegasus Communications, | | |
| Sr. Sub. Notes, Ser. B, 12.5%, 2007 | 4,191,000 b,c | 2,745,105 |
| Salem Communications, | | |
| Sr. Sub. Notes, Ser. B, 9%, 2011 | 2,605,000 | 2,865,500 |
| Spanish Broadcasting System, | | |
| Sr. Sub. Notes, 9.625%, 2009 | 4,246,000 | 4,468,915 |
| Young Broadcasting: | | |
| Sr. Sub. Notes, 8.75%, 2014 | 2,648,000 | 2,555,320 |
| Sr. Sub. Notes, 10%, 2011 | 525,000 | 543,375 |
| | | **57,652,448** |
| | | |
| **Mining & Metals - 2.0%** | | |
| AK Steel: | | |
| Sr. Notes, 7.75%, 2012 | 2,636,000 b | 2,589,870 |
| Sr. Notes, 7.875%, 2009 | 2,419,000 b | 2,412,953 |
| CSN Islands VIII, | | |
| Sr. Notes, 10%, 2015 | 1,577,000 a | 1,584,885 |
| Consol Energy, | | |
| Notes, 7.875%, 2012 | 3,553,000 b | 3,979,360 |
| Earle M Jorgensen, | | |
| Secured Notes, 9.75%, 2012 | 1,320,000 | 1,471,800 |
| | | **12,038,868** |
| **Oil & Gas - 4.7%** | | |
| Coastal: | | |
| Notes, 7.625%, 2008 | 4,733,000 b | 4,792,163 |
| Notes, 7.75%, 2010 | 4,731,000 b | 4,754,655 |
| Sr. Deb., 6.5%, 2008 | 1,067,000 | 1,045,660 |
| El Paso Production, | | |
| Sr. Notes, 7.75%, 2013 | 2,040,000 b | 2,055,300 |
| Hanover Compressor: | | |
| Sr. Notes, 8.625%, 2010 | 1,000,000 b | 1,090,000 |
| Sr. Notes, 9%, 2014 | 1,632,000 | 1,799,280 |
| Hanover Equipment Trust: | | |
| Sr. Secured Notes, Ser A., 8.5%, 2008 | 3,243,000 b | 3,502,440 |
| Sr. Secured Notes, Ser. B, 8.75%, 2011 | 15,000 | 16,462 |
| McMoRan Exploration, | | |
| Conv. Sr. Notes, 6%, 2008 | 5,126,000 a | 6,349,832 |
| Petroleum Geo-Services, | | |
| Notes, 10%, 2010 | 2,500,000 | 2,843,750 |
| | | **28,249,542** |
| **Packaging & Containers - 2.2%** | | |
| Jefferson Smurfit, | | |
| Sr. Notes, 8.25%, 2012 | 1,052,000 | 1,165,090 |
| Owens-Brockway: | | |
| Sr. Notes, 8.25%, 2013 | 515,000 | 551,050 |
| Sr. Secured Notes, 7.75%, 2011 | 1,025,000 | 1,096,750 |
| Sr. Secured Notes, 8.75%, 2012 | 1,000,000 | 1,115,000 |
| Sr. Secured Notes, 8.875%, 2009 | 935,000 | 1,021,488 |

| | | |
|---|---|---|
| Pliant: | | |
| Sr. Secured Discount Notes, 0/11.125%, 2009 | 1,445,000 | 1,242,700 |
| Sr. Secured Notes, 11.125%, 2009 | 520,000 | 543,400 |
| Sr. Sub. Notes, 13%, 2010 | 1,025,000 b | 886,625 |
| Stone Container: | | |
| Sr. Notes, 8.375%, 2012 | 1,254,000 | 1,388,805 |
| Sr. Notes, 9.75%, 2011 | 2,761,000 b | 3,071,612 |
| Tekni-Plex, | | |
| Sr. Secured Notes, 8.75%, 2013 | 1,086,000 a,b | 1,037,130 |
| | | **13,119,650** |
| **Paper & Forest Products - 2.6%** | | |
| Appleton Papers, | | |
| Sr. Sub. Notes, 9.75%, 2014 | 1,604,000 a | 1,660,140 |
| Buckeye Technologies, | | |
| Sr. Notes, 8.5%, 2013 | 1,255,000 | 1,355,400 |
| Georgia-Pacific: | | |
| Sr. Notes, 7.375%, 2008 | 2,080,000 | 2,277,600 |
| Sr. Notes, 8.875%, 2010 | 8,927,000 | 10,489,225 |
| | | **15,782,365** |
| **Pipelines - 2.7%** | | |
| ANR Pipeline, | | |
| Notes, 8.875%, 2010 | 2,540,000 | 2,870,200 |
| Dynegy: | | |
| Secured Notes, 9.875%, 2010 | 5,109,000 a | 5,798,715 |
| Secured Notes, 10.125%, 2013 | 4,680,000 a,b | 5,405,400 |
| Southern Natural Gas, | | |
| Notes, 8.875%, 2010 | 2,057,000 | 2,324,410 |
| | | **16,398,725** |
| **Real Estate Investment Trust - .7%** | | |
| CB Richard Ellis Services, | | |
| Sr. Sub. Notes, 11.25%, 2011 | 1,500,000 | 1,758,750 |
| Host Marriott, | | |
| Gtd. Sr. Notes, Ser. B, 7.875%, 2008 | 699,000 | 722,591 |
| La Quinta Properties, | | |
| Sr. Notes, 7%, 2012 | 1,581,000 a | 1,673,884 |
| | | **4,155,225** |
| **Residential Mortgage Pass- Through Ctfs. - .0%** | | |
| MORSERV, | | |
| Ser. 1996-1, Cl. B5, 7%, 2011 | 116,331 a | 93,309 |
| Residential Accredit Loans, | | |
| Mortgage Asst-Backed Pass-Through Ctfs., REMIC: | | |
| Ser. 1997-QS6, Cl. B2, 7.5%, 2012 | 69,120 | 71,546 |
| Ser. 1997-QS6, Cl. B3, 7.5%, 2012 | 68,944 | 52,859 |
| | | **217,714** |
| **Retail - 1.3%** | | |
| Dillards, | | |
| Notes, 6.875%, 2005 | 94,000 b | 96,820 |
| JC Penney, | | |
| Sr. Notes, 8%, 2010 | 1,550,000 | 1,772,812 |
| Jean Coutu, | | |
| Sr. Notes, 7.625%, 2012 | 799,000 a | 816,978 |
| Remington Arms, | | |
| Sr. Notes, 10.5%, 2011 | 387,000 | 369,585 |
| Rite Aid: | | |
| Sr. Secured Notes, 8.125%, 2010 | 1,180,000 | 1,244,900 |
| Sr. Secured Notes, 12.5%, 2006 | 1,025,000 b | 1,168,500 |
| Saks, | | |
| Notes, 7.5%, 2010 | 1,052,000 | 1,130,900 |
| VICORP Restaurants, | | |
| Sr. Notes, 10.5%, 2011 | 955,000 | 955,000 |

|  |  |  |
|---|---|---|
|  |  | **7,555,495** |
| **Structured Index - 1.0%** | | |
| AB Svensk Exportkredit, | | |
| GSNE-ER Indexed Notes, 0%, 2007 | 3,045,000 a,f | 2,897,317 |
| Crown Street Managed Investment Transaction Securities "MINTS", | | |
| Floating Rate Part. Sec., Credit Link, 3.91%,2007 | 2,750,000 a,d,g | 2,763,750 |
|  |  | **5,661,067** |
| **Technology - 1.2%** | | |
| AMI Semiconductor, | | |
| Sr. Sub. Notes, 10.75%, 2013 | 1,514,000 | 1,771,380 |
| Amkor Technology, | | |
| Sr. Notes, 7.125%, 2011 | 1,500,000 b | 1,237,500 |
| ON Semiconductor, | | |
| Notes, 13%, 2008 | 1,950,000 b | 2,193,750 |
| Seagate Technology, | | |
| Sr. Notes, 8%, 2009 | 2,000,000 b | 2,140,000 |
|  |  | **7,342,630** |
| **Telecommunications - 10.2%** | | |
| American Tower: | | |
| Sr. Notes, 7.125%, 2012 | 1,561,000 a | 1,553,195 |
| Sr. Notes, 7.5%, 2012 | 1,116,000 b | 1,143,900 |
| Sr. Notes, 9.375%, 2009 | 3,689,000 | 3,928,785 |
| Sr. Sub. Notes,  7.25%, 2011 | 1,001,000 | 1,046,045 |
| American Tower Escrow, | | |
| Discount Notes, 0%, 2008 | 510,000 h | 382,500 |
| Call-Net Enterprises, | | |
| Sr. Secured Notes, 10.625%, 2008 | 500,000 b | 490,000 |
| Crown Castle International: | | |
| Sr. Notes, 7.5%, 2013 | 2,009,000 | 2,114,472 |
| Sr. Notes, 9.375%, 2011 | 3,301,000 | 3,812,655 |
| Sr. Notes, Ser. B, 7.5%, 2013 | 1,736,000 | 1,827,140 |
| Dobson Communications, | | |
| Sr. Notes, 8.875%, 2013 | 1,620,000 b | 1,053,000 |
| Fairpoint Communications, | | |
| Sr. Notes, 11.875%, 2010 | 515,000 | 589,675 |
| Horizon PCS, | | |
| Sr. Notes, 13.75%, 2011 | 2,850,000 b,c | 1,154,250 |
| Innova S de RL, | | |
| Notes, 9.375%, 2013 | 2,035,000 b | 2,223,238 |
| Insight Midwest/Capital, | | |
| Sr. Notes, 10.5%, 2010 | 2,000,000 b | 2,200,000 |
| MJD Communications, | | |
| Floating Rate Notes, Ser. B, 5.56%, 2008 | 4,500,000 d | 4,455,000 |
| Nextel Communications, | | |
| Sr. Notes, 7.375%, 2015 | 2,000,000 | 2,160,000 |
| Nextel Partners, | | |
| Sr. Notes, 12.5%, 2009 | 1,798,000 | 2,085,680 |
| Pegasus Satellite Communications: | | |
| Sr. Notes, 11.25%, 2010 | 432,000 a,c | 282,960 |
| Sr. Notes, 12.375%, 2006 | 750,000 c | 491,250 |
| Qwest: | | |
| Bank Note, Ser. A, 6.5%, 2007 | 3,227,000 d | 3,348,012 |
| Bank Note, Ser. B, 6.95%, 2010 | 1,051,000 d | 1,037,863 |
| Qwest Services: | | |
| Notes, 14%, 2010 | 1,600,000 a | 1,876,000 |
| Sr. Secured Notes, 13.5%, 2007 | 5,807,000 a,b | 6,634,498 |
| SBA Communications, | | |
| Sr. Discount Notes, 0/9.75%, 2011 | 5,962,000 e | 4,859,030 |
| Spectrasite, | | |
| Sr. Notes, 8.25%, 2010 | 2,090,000 | 2,257,200 |
| US Unwired, | | |

| | | |
|---|---|---|
| Secured Notes, Ser. B, 10%, 2012 | 2,649,000 b | 2,761,583 |
| UbiquiTel Operating, | | |
| Sr. Notes, 9.875%, 2011 | 1,560,000 a | 1,632,150 |
| Verizon Global Funding, | | |
| Notes, 6.75%, 2005 | 200,000 a | 209,428 |
| Western Wireless, | | |
| Sr. Notes, 9.25%, 2013 | 3,227,000 | 3,307,675 |
| | | **60,917,184** |

**Textiles & Apparel - .4%**

| | | |
|---|---|---|
| Dan River, | | |
| Sr. Notes, 12.75%, 2009 | 2,006,000 a,b,c | 381,140 |
| Levi Strauss & Co., | | |
| Sr. Notes, 12.25%, 2012 | 353,000 b | 375,062 |
| William Carter, | | |
| Sr. Sub. Notes, Ser. B, 10.875%, 2011 | 1,663,000 | 1,875,033 |
| | | **2,631,235** |

**Transportation - 1.6%**

| | | |
|---|---|---|
| Atlantic Express Transportation, | | |
| Units, 12%, 2008 | 478,000 a,h | 470,830 |
| CHC Helicopter, | | |
| Sr. Sub. Notes, 7.375%, 2014 | 1,405,000 | 1,471,737 |
| General Maritime, | | |
| Sr. Notes, 10%, 2013 | 2,000,000 | 2,282,500 |
| Gulfmark Offshore, | | |
| Sr. Notes, 7.75%, 2014 | 2,113,000 a,b | 2,149,978 |
| TFM, S.A. de C.V., | | |
| Sr. Notes, 10.25%, 2007 | 3,245,000 b | 3,374,800 |
| | | **9,749,845** |

| | | |
|---|---|---|
| **Total Bonds and Notes** | | |
| (cost $495,119,522) | | **511,587,473** |

| | **Shares** | **Value($)** |
|---|---|---|
| **Preferred Stock - 2.3%** | | |
| **Diversified Financial Service - .1%** | | |
| Williams Holdings Of Delaware, | | |
| Cum. Conv., $2.75 | 7,800 a,b | **553,800** |
| | | |
| **Media - 1.6%** | | |
| Paxson Communications, | | |
| Cum. Conv., $975 | 9,457 a | 6,431,008 |
| Spanish Broadcasting System, | | |
| Cum. Conv., Ser. B, $107.5 | 3,006 | 3,291,183 |
| | | **9,722,191** |
| | | |
| **Mining & Metal - .6%** | | |
| Kaiser Group Holdings, | | |
| Cum., $3.85 | 60,785 | **3,297,586** |
| | | |
| **Textiles & Apparel - 0.0%** | | |
| Cluett American, | | |
| Cum., $12.5 | 51 | **1,033** |
| | | |
| **Total Preferred Stock** | | |
| (cost $12,882,409) | | **13,574,610** |
| | | |
| | | |
| **Common Stock - 2.8 %** | | |
| **Oil & Gas - .0%** | | |
| Link Energy | 460,276 i | **23,014** |

**Telecommunications - .3%**

| | | |
|---|---|---|
| AboveNet | 64,685 b,i | 1,552,440 |
| Neon Communications | 182,744 i,j | 502,546 |
| Stellex Aerostructures | 429 i,j | 0 |
| | | **2,054,986** |

**Textiles & Apparel - 2.5%**

| | | |
|---|---|---|
| HCI Direct, Cl. A | 910,714 i,j,k,m | **15,117,853** |

**Total Common Stock**

| | | |
|---|---|---|
| (cost $18,562,876) | | **17,195,853** |

**Other-0%**

**Chemicals - .0%**

| | | |
|---|---|---|
| Huntsman (warrants) | 526 a,i | **121,245** |

**Financial - .0%**

| | | |
|---|---|---|
| Ono Finance (warrants) | 1,000 a,i | **1** |

**Mining & Metals - 0.0%**

| | | |
|---|---|---|
| Kaiser Group Holdings (rights) | | |
| | 202,510 i,j,m | **0** |

**Telecommunications - .0%**

| | | |
|---|---|---|
| AboveNet (warrants) | 5,083 i | 20,334 |
| AboveNet (warrants) | 5,980 i | 0 |
| Loral Cyberstar (warrants) | 164,345 i | 1,643 |
| MGC Communications (warrants) | 250 a,i | 0 |
| Neon Communications (warrants) | 182,744 i,j | 0 |
| | | **21,977** |

**Total Other**

| | | |
|---|---|---|
| (cost $342,735) | | **143,223** |

**Other Investments- 8.0%**

**Registered Investment Company;**

| | | |
|---|---|---|
| Dreyfus Institutional Preferred Plus Money Market Fund | 47,643,000 l | **47,643,000** |
| (cost $47,643,000) | | |

**Investment of Cash Collateral for Securities Loaned - 22.3%**

**Registered Investment Company;**

| | | |
|---|---|---|
| Dreyfus Institutional Cash Advantage Fund | | |
| (cost $133,533,060) | 133,533,060 l | **133,533,060** |

| | | |
|---|---|---|
| **Total Investment (cost $708,083,602)** | **121.0 %** | **723,677,219** |
| **Liabilities, Less Cash and Receivables** | **(21.0) %** | **(125,736,057)** |
| **Net Assets** | **100.0 %** | **597,941,162** |

a   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers and are deemed to be liquid. At September 30, 2004, these securities amounted to $125,724,325 21.0 % of net assets.*

b   *All or a portion of these securities are on loan. At September 30, 2004, the total market value of the fund's securities on loan is $127,488,851 and the total market value of the collateral held by the fund is $133,533,060.*

c Non-income producing-security in default.

d Variable rate security--interest rate subject to periodic change.

e Zero coupon until  a specified date at which time the stated coupon rate becomes effective until
 maturity.

f Security linked to Goldman Sachs Commodity Non-Energy-Excess Return Index.

g Credit Linked Notes

h Units represent bond with warrant attached to purchase common stock.

i Non-income producing security.

j The value of these securities has been determined in good faith under the direction of the Board
 of Trustees.

k Investment in non-controlled affiliates ( cost $9,805,658).

l Investments in affiliated money market funds.

m Security restricted as to public resale. Investments is restricted securities, with a value of $ 15,117,854
 or 2.5% of net assets, are as follows:

| Issuer | Acquisition Date | Purchase Price ($) | Percentage of Net Assets (%) | Valuation ($) |
|---|---|---|---|---|
| HCI Direct, Cl. A | 6/20/2002 | 10.767 | 2.52 | 16.6 |
| Kaiser Group Holdi | 6/26/2001 | 0 | 0 | 0 |

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

**DREYFUS PREMIER MANAGED INCOME FUND**

**Statement of Investments**
**September 30, 2004 (Unaudited)**

| Bonds and Notes | 105.2% | Principal<br>Amount (a) | Value ($) |
|---|---|---|---|
| **Advertising** | **0.1%** | | |
| Lamar Media, | | | |
|     Notes, 7.25%, 2013 | | 30,000 | **32,400** |
| | | | |
| **Asset-Backed Ctfs./Auto Loans** | **3.3%** | | |
| AmeriCredit Automobile Receivables Trust, | | | |
|     Ser. 2000-D, Cl. A4, 1.9%, 2007 | | 46,527 b | 46,590 |
| BMW Vehicle Owner Trust: | | | |
|     Ser. 2004-A, Cl. A1, 1.18%, 2005 | | 185,051 | 185,018 |
|     Ser. 2004-A, Cl. A4, 3.32%, 2009 | | 145,000 | 145,560 |
| Daimler Chrysler Auto Trust, | | | |
|     Ser. 2003-A, Cl. A4, 2.88%, 2009 | | 305,000 | 304,983 |
| Ford Credit Auto Owner Trust, | | | |
|     Ser. 2004-A, Cl. C, 4.19%, 2009 | | 50,000 | 50,535 |
| Honda Auto Receivables Owner Trust, | | | |
|     Ser. 2004-1, Cl. A1, 1.139%, 2005 | | 121,619 | 121,604 |
| Hyundai Auto Receivables Trust, | | | |
|     Ser. 2004-A, Cl. C, 3.36%, 2011 | | 70,000 | 69,923 |
| MMCA Automoblie Trust, | | | |
|     Ser. 2002-1, Cl. B, 5.37%, 2010 | | 106,605 | 106,413 |
| Nissan Auto Receivables Owner Trust, | | | |
|     Ser. 2003-C, Cl. A4, 2.7%, 2007 | | 490,000 | 489,278 |
| WFS Financial Owner Trust, | | | |
|     Ser. 2004-3, Cl. B, 3.51%, 2012 | | 225,000 | 224,779 |
| Whole Auto Loan Trust, | | | |
|     Ser. 2003-1, Cl. A2A, 1.4%, 2006 | | 20,394 | 20,374 |
| | | | **1,765,057** |
| | | | |
| **Asset-Backed Ctfs./Credit Cards** | **7.6%** | | |
| American Express Master Trust, | | | |
|     Ser. 2002-1, Cl. A, 1.83%, 2005 | | 435,000 b | 435,416 |
| Capital One Multi-Asset Execution Trust: | | | |
|     Ser. 2002-B1, Cl. B1, 2.44%, 2008 | | 565,000 b | 567,670 |
|     Ser. 2003-B2, Cl. B2, 3.5%, 2009 | | 85,000 | 85,669 |
|     Ser. 2003-C4, Cl. C4, 6%, 2013 | | 255,000 | 271,690 |
|     Ser. 2004-C1, Cl. C1, 3.4%, 2009 | | 230,000 | 228,488 |
| Chase Credit Card Master Trust: | | | |
|     Ser. 2000-3, Cl. A, 1.89%, 2008 | | 245,000 b | 245,452 |
|     Ser. 2002-2, Cl. C, 2.66%, 2007 | | 300,000 b | 300,992 |
|     Ser. 2002-6, Cl. B, 2.11%, 2008 | | 220,000 b | 220,661 |
|     Ser. 2002-8, Cl. A, 1.82%, 2008 | | 185,000 b | 185,235 |
| Citibank Credit Card Issuance Trust: | | | |
|     Ser. 2000-B1, Cl. B1, 7.05%, 2007 | | 90,000 | 93,870 |
|     Ser. 2002-A2, Cl. A2, 1.74%, 2007 | | 440,000 b | 440,225 |
| Discover Card Master Trust I, | | | |
|     Ser. 2000-5, Cl. B, 2.17%, 2007 | | 240,000 b | 240,432 |
| Household Credit Card Master Note Trust I, | | | |
|     Ser. 2000-1, Cl. A, 1.9%, 2008 | | 550,000 b | 551,194 |
| MBNA Credit Card Master Note Trust: | | | |
|     Ser. 2002-A1, Cl. A1, 4.95%, 2009 | | 140,000 | 146,350 |
|     Ser. 2004-A4, Cl. A4, 2.7%, 2009 | | 100,000 | 99,027 |
| | | | **4,112,371** |
| | | | |
| **Asset-Backed Ctfs./Equipment** | **0.3%** | | |

| | | | |
|---|---|---|---|
| John Deere Owner Trust, | | | |
| Ser. 2004-A, Cl. A1, 1.14%, 2005 | | 182,112 | **182,075** |
| | | | |
| **Asset-Backed Ctfs./Home Equity Loans** | 1.9% | | |
| Ameriquest Mortgage Securities: | | | |
| Ser. 2004-FR1, Cl. A3, 2.65%, 2034 | | 140,000 | 138,655 |
| Countrywide Asset-Backed Certificates, | | | |
| Ser. 2004-10, Cl. 2AV1, 2%, 2023 | | 265,000 b | 265,000 |
| Stripped Security, Interest Only Class: | | | |
| Ser. 2004-ECC2, Cl. AIO, 4.42%, 2004 | | 10,705,000 c | 47,253 |
| Option One Mortgage Loan Trust, | | | |
| Ser. 2004-3, Cl. A2, 1.99%, 2034 | | 375,000 b | 375,000 |
| Residential Asset Mortgage Products, | | | |
| Ser. 2004-RS8, Cl. AI2, 3.81%, 2026 | | 55,000 | 54,866 |
| Residential Asset Securities, | | | |
| Ser. 2001-KS3, Cl. MII1, 2.39%, 2031 | | 160,000 b | 160,283 |
| | | | **1,041,057** |
| | | | |
| **Asset-Backed Ctfs./Manufactured Homes** | 0.4% | | |
| Origen Manufactured Housing: | | | |
| Ser. 2004-B, Cl. A1, 2.87%, 2013 | | 80,000 | 79,772 |
| Ser. 2004-B, Cl. A2, 3.79%, 2017 | | 65,000 | 64,682 |
| Vanderbilt Mortgage Finance, | | | |
| Ser. 1999-A, Cl. 1A6, 6.75%, 2029 | | 80,000 | 82,615 |
| | | | **227,069** |
| | | | |
| **Asset-Backed Ctfs./Student Loans** | 0.0% | | |
| SLM Student Loan Trust, | | | |
| Ser. 2001-2, Cl. A1L, 1.7%, 2009 | | 23,059 b | **23,130** |
| | | | |
| **Automotive** | 1.2% | | |
| DaimlerChrysler: | | | |
| Notes, 7.75%, 2005 | | 260,000 | 269,345 |
| Notes, Ser. A, 7.375%, 2006 | | 160,000 | 171,711 |
| ERAC USA Finance, | | | |
| Notes, 7.95%, 2009 | | 100,000 d | 117,080 |
| General Motors, | | | |
| Discount Debs., 0/7.75%, 2036 | | 180,000 e | 75,696 |
| | | | **633,832** |
| | | | |
| **Banking** | 4.5% | | |
| Bank One, | | | |
| Notes, 6.5%, 2006 | | 255,000 | 267,486 |
| Chevy Chase Bank, | | | |
| Sub. Notes, 6.875%, 2013 | | 145,000 | 147,175 |
| City National, | | | |
| Sr. Notes, 5.125%, 2013 | | 75,000 | 75,615 |
| HBOS Capital Funding, | | | |
| Bonds, 6.071%, 2049 | | 260,000 b,d | 275,394 |
| Industrial Bank of Korea, | | | |
| Sub. Notes, 4%, 2014 | | 75,000 b,d | 73,478 |
| National Westminster Bank, | | | |
| Sub. Notes, 7.375%, 2009 | | 320,000 | 370,189 |
| Northern Rock, | | | |
| Notes, 5.6%, 2049 | | 140,000 b,d,f | 143,707 |
| Union Planters Bank, | | | |
| Notes, 5.125%, 2007 | | 150,000 | 158,145 |
| Washington Mutual: | | | |
| Notes, 2.4%, 2005 | | 315,000 | 314,391 |
| Sub. Notes, 4.625%, 2014 | | 145,000 | 138,869 |
| Zions Bancorp, | | | |
| Sub. Notes, 6%, 2015 | | 410,000 | 436,604 |

| | | | |
|---|---|---:|---:|
| | | | **2,401,053** |
| **Building & Construction** | 0.5% | | |
| American Standard, | | | |
| Sr. Notes, 7.375%, 2008 | | 40,000 | 43,900 |
| D.R. Horton: | | | |
| Sr. Notes, 5%, 2009 | | 100,000 | 102,250 |
| Sr. Notes, 8.5%, 2012 | | 105,000 | 119,175 |
| | | | **265,325** |
| **Cable/Media** | 2.5% | | |
| British Sky Broadcasting, | | | |
| Sr. Notes, 6.875%, 2009 | | 126,000 | 139,385 |
| CSC, | | | |
| Sr. Notes, 6.75%, 2012 | | 45,000 d | 45,337 |
| Cablevision Systems, | | | |
| Sr. Notes, 5.67%, 2009 | | 75,000 b,d | 78,375 |
| Cox Communications, | | | |
| Notes, 7.125%, 2012 | | 130,000 | 141,277 |
| DirecTV Holdings/Finance, | | | |
| Sr. Notes, 8.375%, 2013 | | 50,000 | 57,125 |
| Echostar DBS: | | | |
| Sr. Notes, 5.75%, 2008 | | 45,000 | 45,450 |
| Sr. Notes, 10.375%, 2007 | | 190,000 | 200,332 |
| Liberty Media, | | | |
| Notes, 3.5%, 2006 | | 465,000 | 463,339 |
| Salem Communications, | | | |
| Sr. Sub. Notes, 7.75%, 2010 | | 80,000 | 84,800 |
| Univision Communications, | | | |
| Sr. Notes, 7.85%, 2011 | | 95,000 | 111,785 |
| | | | **1,367,205** |
| **Chemicals** | 0.8% | | |
| ICI Wilmington, | | | |
| Notes, 4.375%, 2008 | | 145,000 f | 146,807 |
| Lubrizol, | | | |
| Debs., 6.5%, 2034 | | 270,000 | 264,244 |
| | | | **411,051** |
| **Commercial Mortgage Pass-Through Ctfs.** | 4.7% | | |
| Bear Stearns Commercial Mortgage Securities: | | | |
| Ser. 1998-2, Cl. B, 6.75%, 2030 | | 9,115 | 9,099 |
| Ser. 2003-T12, Cl. A3, 4.24%, 2039 | | 295,000 | 294,877 |
| CS First Boston Mortgage Securities, | | | |
| Ser. 2001-CF2, Cl. A4, 6.505%, 2034 | | 135,000 | 150,487 |
| Calwest Industrial Trust, | | | |
| Ser. 2002-CALW, Cl. A, 6.127%, 2017 | | 70,000 d | 76,682 |
| Chase Commercial Mortgage Securities, | | | |
| Ser. 1997-2, Cl. C, 6.6%, 2029 | | 40,000 | 43,565 |
| DLJ Commercial Mortgage: | | | |
| Ser. 1998-CF2, Cl. A1B, 6.24%, 2031 | | 120,000 | 130,596 |
| Ser. 1999-CG1, Cl. A1A, 6.08%, 2032 | | 107,603 | 112,821 |
| First Chicago/Lennar Trust, | | | |
| Ser. 1997-CHL1, Cl. D, 7.85%, 2039 | | 275,000 b,d | 283,422 |
| GMAC Commercial Mortgage Securities, | | | |
| Ser. 1996-C1, Cl. F, 7.86%, 2006 | | 250,000 d | 269,948 |
| J.P. Morgan Commercial Mortgage Finance: | | | |
| Ser. 1997-C5, Cl. A3, 7.088%, 2029 | | 170,000 | 183,565 |
| Ser. 1997-C5, Cl. B, 7.159%, 2029 | | 105,000 | 115,131 |
| Lehman Brothers Floating Rate Mortgage Trust, | | | |
| Ser. 2004-LLFA, Cl. A1, 1.89%, 2017 | | 164,939 b,d | 165,037 |
| Mach One Trust, | | | |
| Ser. 2004-1A, Cl. A1, 3.89%, 2040 | | 128,060 d | 128,456 |

Morgan Stanley Capital I:

| | | | |
|---|---|---:|---:|
| Ser. 1999-CAM1, Cl. A4, 7.02%, 2032 | | 70,000 | 78,883 |
| Ser. 1999-RM1, Cl. A2, 6.71%, 2031 | | 200,000 | 221,104 |

Morgan Stanley Dean Witter Capital I,

| | | | |
|---|---|---:|---:|
| Ser. 2001-PPM, Cl. A3, 6.54%, 2031 | | 250,000 | 272,718 |
| | | | **2,536,391** |

| | | | |
|---|---|---:|---:|
| **Commercial Services** | 1.3% | | |
| Aramark Services, | | | |
| Sr. Notes, 7%, 2007 | | 500,000 | 540,689 |
| Ford, | | | |
| Notes, 9.3%, 2030 | | 145,000 | 165,767 |
| | | | **706,456** |

| | | | |
|---|---|---:|---:|
| **Consumer** | 0.1% | | |
| Scotts, | | | |
| Sr. Sub. Notes, 6.625%, 2013 | | 20,000 | **21,125** |

| | | | |
|---|---|---:|---:|
| **Containers** | 0.4% | | |
| Ball, | | | |
| Notes, 6.875%, 2012 | | 140,000 | 149,800 |
| Owens-Brockway Glass Containers, | | | |
| Sr. Secured Notes, 7.75%, 2011 | | 65,000 | 69,550 |
| | | | **219,350** |

| | | | |
|---|---|---:|---:|
| **Environmental Control** | 0.9% | | |
| Allied Waste: | | | |
| Sr. Notes, Ser. B, 7.625%, 2006 | | 275,000 | 288,406 |
| Sr. Notes, Ser. B, 8.875%, 2008 | | 50,000 | 54,500 |
| Waste Management: | | | |
| Sr. Notes, 7%, 2028 | | 75,000 | 83,253 |
| Sr. Notes, 7.375%, 2029 | | 30,000 | 34,564 |
| | | | **460,723** |

| | | | |
|---|---|---:|---:|
| **Financial Services** | 7.3% | | |
| Amvescap: | | | |
| Notes, 5.375%, 2013 | | 135,000 | 137,321 |
| Sr. Notes, 6.6%, 2005 | | 450,000 | 460,363 |
| Countrywide Home Loan, | | | |
| Notes, Ser. L, 1.71%, 2006 | | 300,000 b,f | 299,978 |
| Deluxe, | | | |
| Notes, 3.5%, 2007 | | 165,000 d | 164,650 |
| Ford Motor Credit: | | | |
| Notes, 7.375%, 2009 | | 500,000 | 548,249 |
| Notes, 7.6%, 2005 | | 345,000 | 358,328 |
| GMAC: | | | |
| Notes, 4.5%, 2006 | | 330,000 | 335,311 |
| Sr. Unsub. Notes, 5.85%, 2009 | | 525,000 f | 543,267 |
| Glencore Funding, | | | |
| Notes, 6%, 2014 | | 305,000 d | 296,331 |
| Goldman Sachs Capital I, | | | |
| Notes, 6.345%, 2034 | | 160,000 | 161,038 |
| Jefferies: | | | |
| Sr. Notes, 7.75%, 2012 | | 55,000 | 63,568 |
| Sr. Notes, Ser. B, 7.5%, 2007 | | 70,000 | 77,810 |
| Leucadia National, | | | |
| Sr. Notes, 7%, 2013 | | 115,000 | 115,000 |
| SLM, | | | |
| Notes, 2.75%, 2005 | | 160,000 | 159,559 |
| St. George Funding, | | | |
| Bonds, 8.485%, 2049 | | 100,000 b,d | 115,171 |
| Textron Financial, | | | |

| | | | |
|---|---|---|---|
| Notes, 7.125%, 2004 | | 125,000 | 126,114 |
| | | | **3,962,058** |
| | | | |
| **Food & Beverages** | **0.6%** | | |
| Del Monte, | | | |
| Sr. Sub. Notes, 8.625%, 2012 | | 70,000 | 78,225 |
| Delhaize America, | | | |
| Notes, 8.125%, 2011 | | 115,000 | 131,908 |
| Stater Brothers, | | | |
| Sr. Notes, 8.125%, 2012 | | 100,000 d,f | 105,250 |
| | | | **315,383** |
| | | | |
| **Foreign/Governmental** | **10.9%** | | |
| Banco Nacional de Desenvolvimento | | | |
| Economico e Social, | | | |
| Unsub. Notes, 9.622%, 2008 | | 150,000 b,f | 154,043 |
| Bundesobligation, | | | |
| Bonds, Ser. 140, 4.5%, 2007 | EUR | 990,000 | 1,286,883 |
| Deutschland: | | | |
| Bonds, 4%, 2009 | EUR | 1,300,000 f | 1,667,964 |
| Bonds, 4.5%, 2013 | EUR | 125,000 | 162,451 |
| Bonds, 5%, 2012 | EUR | 1,055,000 | 1,415,775 |
| Republic of El Salvador: | | | |
| Notes, 8.5%, 2011 | | 60,000 d,f | 67,500 |
| Notes, 9.5%, 2006 | | 120,000 | 131,850 |
| Russian Federation: | | | |
| Unsub. Notes, 5%, 2030 | | 160,000 b | 153,904 |
| Unsub. Notes, 10%, 2007 | | 125,000 | 141,250 |
| Unsub. Notes, 12.75%, 2028 | | 90,000 | 136,800 |
| Ukraine Government: | | | |
| Notes, 5.33%, 2009 | | 100,000 b,d | 101,500 |
| Sr. Notes, 11%, 2007 | | 128,337 | 140,208 |
| United Mexican States: | | | |
| Notes, Ser. A, 5.875%, 2014 | | 130,000 | 132,275 |
| Notes, Ser. A, 6.375%, 2013 | | 185,000 | 195,268 |
| | | | **5,887,671** |
| | | | |
| **Gaming/Lodging** | **2.3%** | | |
| Ameristar Casinos, | | | |
| Sr. Sub. Notes, 10.75%, 2009 | | 35,000 | 39,900 |
| Caesars Entertainment: | | | |
| Sr. Notes, 8.5%, 2006 | | 50,000 | 55,312 |
| Sr. Sub. Notes, 7.875%, 2005 | | 80,000 | 84,400 |
| Carnival: | | | |
| Notes, 3.75%, 2007 | | 205,000 | 206,119 |
| Notes, 7.05%, 2005 | | 300,000 | 307,487 |
| MGM Mirage, | | | |
| Sr. Notes, 6%, 2009 | | 90,000 d | 91,687 |
| Mohegan Tribal Gaming Authority: | | | |
| Sr. Sub. Notes, 7.125%, 2014 | | 60,000 d | 63,150 |
| Sr. Sub. Notes, 8%, 2012 | | 50,000 | 55,500 |
| Royal Caribbean Cruises, | | | |
| Sr. Notes, 8.25%, 2005 | | 175,000 | 180,469 |
| Turning Stone Casino Entertainment, | | | |
| Sr. Notes, 9.125%, 2010 | | 160,000 d | 173,600 |
| | | | **1,257,624** |
| | | | |
| **Health Care** | **0.9%** | | |
| Boston Scientific, | | | |
| Notes, 6.625%, 2005 | | 275,000 | 279,868 |
| HCA, | | | |
| Sr. Notes, 7.125%, 2006 | | 100,000 | 105,540 |

| | | | |
|---|---|---|---|
| Wyeth, | | | |
| Bonds, 6.5%, 2034 | | 115,000 | 118,123 |
| | | | **503,531** |
| | | | |
| **Industrial** | **1.7%** | | |
| International Steel, | | | |
| Sr. Notes, 6.5%, 2014 | | 125,000 d | 125,625 |
| RPM International: | | | |
| Bonds, 6.25%, 2013 | | 145,000 | 152,058 |
| Sr. Notes, 4.45%, 2009 | | 125,000 d | 124,421 |
| Teck Cominco, | | | |
| Notes, 7%, 2012 | | 165,000 | 181,932 |
| Tyco International, | | | |
| Notes, 6.125%, 2007 | EUR | 260,000 | 347,664 |
| | | | **931,700** |
| | | | |
| **Insurance** | **0.9%** | | |
| Ace INA, | | | |
| Notes, 5.875%, 2014 | | 80,000 | 83,733 |
| Principal Life Inc. Funding, | | | |
| Secured Notes, 1.61%, 2005 | | 230,000 b | 230,013 |
| Prudential Financial: | | | |
| Notes, Ser. B, 5.1%, 2014 | | 85,000 f | 85,238 |
| Sr. Notes, 4.104%, 2006 | | 100,000 | 101,715 |
| | | | **500,699** |
| | | | |
| **Manufacturing** | **0.8%** | | |
| Bombardier: | | | |
| Notes, 6.3%, 2014 | | 200,000 d,f | 173,024 |
| Notes, 7.45%, 2034 | | 320,000 d,f | 269,929 |
| | | | **442,953** |
| | | | |
| **Oil & Gas** | **0.8%** | | |
| Amerada Hess, | | | |
| Notes, 7.3%, 2031 | | 190,000 | 207,753 |
| Pemex Project Funding Master Trust, | | | |
| Notes, 7.375%, 2014 | | 205,000 | 223,963 |
| | | | **431,716** |
| | | | |
| **Paper & Paper Related** | **1.5%** | | |
| Abitibi-Consolidated: | | | |
| Bonds, 8.3%, 2005 | | 125,000 | 129,687 |
| Debs., 8.5%, 2029 | | 155,000 | 148,800 |
| Georgia-Pacific, | | | |
| Sr. Notes, 8.875%, 2010 | | 120,000 | 141,000 |
| Sappi Papier, | | | |
| Notes, 6.75%, 2012 | | 240,000 d | 263,735 |
| UPM-Kymmene, | | | |
| Sr. Notes, 5.625%, 2014 | | 100,000 d | 103,760 |
| | | | **786,982** |
| | | | |
| **Pipelines** | **1.2%** | | |
| ANR Pipeline, | | | |
| Sr. Notes, 7%, 2025 | | 50,000 | 51,375 |
| Consolidated Natural Gas, | | | |
| Notes, 7.25%, 2004 | | 145,000 | 145,000 |
| El Paso Natural Gas, | | | |
| Sr. Notes, Ser. A, 7.625%, 2010 | | 130,000 | 139,750 |
| Northwest Pipeline, | | | |
| Debs., 6.625%, 2007 | | 210,000 | 224,438 |
| Transcontinental Gas Pipe Line, | | | |
| Notes, 6.125%, 2005 | | 60,000 | 60,675 |

|  |  |  |  |
|---|---|---|---|
|  |  |  | **621,238** |
| **Publishing** | 0.0% |  |  |
| Dex Media Finance/West, |  |  |  |
| Sr. Notes, Ser. B, 8.5%, 2010 |  | 15,000 | **17,100** |
|  |  |  |  |
| **Racetracks** |  |  |  |
| Speedway Motorsports, | 0.2% |  |  |
| Sr. Sub. Notes, Ser. B, 6.75%, 2013 |  | 105,000 d | **109,988** |
|  |  |  |  |
| **Real Estate** | 2.1% |  |  |
| Archstone-Smith Operating Trust: |  |  |  |
| Notes, 3%, 2008 |  | 85,000 | 82,529 |
| Notes, 5.625%, 2014 |  | 70,000 | 72,610 |
| Sr. Notes, 5%, 2007 |  | 75,000 | 77,692 |
| Arden Realty: |  |  |  |
| Notes, 5.2%, 2011 |  | 65,000 | 65,729 |
| Sr. Notes, 7%, 2007 |  | 60,000 | 66,283 |
| Boston Properties, |  |  |  |
| Sr. Notes, 5.625%, 2015 |  | 85,000 | 86,875 |
| Duke Realty: |  |  |  |
| Notes, 5.4%, 2014 |  | 75,000 f | 76,723 |
| Sr. Notes, 6.95%, 2011 |  | 170,000 | 191,288 |
| ERP Operating, |  |  |  |
| Notes, 4.75%, 2009 |  | 55,000 f | 56,476 |
| First Industrial, |  |  |  |
| Notes, 5.25%, 2009 |  | 50,000 | 51,552 |
| Healthcare Realty Trust, |  |  |  |
| Sr. Notes, 8.125%, 2011 |  | 275,000 | 321,801 |
|  |  |  | **1,149,558** |
|  |  |  |  |
| **Residential Mortgage Pass-Through Ctfs.** | 2.1% |  |  |
| Countrywide Alternative Loan Trust: |  |  |  |
| Ser. 2004-J5, Cl. 1A1, 2.03%, 2034 |  | 102,315 b | 102,430 |
| Stripped Security, Interest Only Class: |  |  |  |
| Ser. 2004-J5, Cl. 1A10, .75%, 2006 |  | 6,664,625 c | 47,529 |
| Granite Mortgages, |  |  |  |
| Ser. 2003-3, Cl. 1A1, 1.71%, 2019 |  | 124,906 b | 124,906 |
| Permanent Financing, |  |  |  |
| Ser. 3, Cl. 1A, 1.70%, 2004 |  | 350,000 b | 349,986 |
| Washington Mutual: |  |  |  |
| Ser. 2003-AR10, Cl. A6, 4.08%, 2033 |  | 203,000 b | 203,765 |
| Ser. 2004-AR7, Cl. A6, 3.963%, 2034 |  | 135,000 b | 134,967 |
| Ser. 2004-AR9, Cl. A7, 4.27%, 2034 |  | 165,000 b | 165,845 |
|  |  |  | **1,129,428** |
|  |  |  |  |
| **Retail** | 1.1% |  |  |
| May Department Stores: |  |  |  |
| Notes, 3.95%, 2007 |  | 45,000 d | 45,380 |
| Notes, 4.8%, 2009 |  | 45,000 d | 45,924 |
| Office Depot, |  |  |  |
| Sr. Notes, 6.25%, 2013 |  | 75,000 | 80,446 |
| Yum! Brands, |  |  |  |
| Sr. Notes, 7.65%, 2008 |  | 110,000 | 124,206 |
| Sr. Notes, 8.875%, 2011 |  | 243,000 | 302,525 |
|  |  |  | **598,481** |
|  |  |  |  |
| **Semiconductors** | 0.1% |  |  |
| Freescale Semiconductor, |  |  |  |
| Sr. Notes, 6.875%, 2011 |  | 70,000 d | **73,150** |

| | | | |
|---|---|---|---|
| **State Government** | 1.7% | | |
| Badger Tobacco Asset Securitization, | | | |
| Asset-Backed Ctfs., 6.125%, 2027 | | 205,000 | 195,929 |
| Golden State Tobacco Securitization, | | | |
| Asset-Backed Ctfs., Ser. A-3, 7.875%, 2042 | | 580,000 | 616,314 |
| Sacramento County California Pension Funding, | | | |
| Bonds, Ser. C-1, 3.4225%, 2030 | | 100,000 | 94,554 |
| | | | **906,797** |
| | | | |
| **Telecommunications** | 1.6% | | |
| Deutsche Telekom International Finance, | | | |
| Notes, 8.75%, 2030 | | 245,000 b | 317,620 |
| France Telecom, | | | |
| Notes, 8.5%, 2011 | | 110,000 b | 131,846 |
| MCI, | | | |
| Sr. Notes, 5.908%, 2007 | | 41,000 | 40,744 |
| Qwest: | | | |
| Notes, 5.625%, 2008 | | 70,000 | 68,950 |
| Sr. Notes, 7.875%, 2011 | | 65,000 d | 67,763 |
| SBC Communications, | | | |
| Notes, 5.625%, 2016 | | 90,000 f | 92,170 |
| Sprint Capital, | | | |
| Notes, 8.75%, 2032 | | 110,000 | 140,031 |
| | | | **859,124** |
| | | | |
| **Tobacco** | 1.2% | | |
| Altria, | | | |
| Notes, 7%, 2013 | | 270,000 | 282,181 |
| Philip Morris Capital, | | | |
| Bonds, 4%, 2006 | CHF | 460,000 | 370,515 |
| | | | **652,696** |
| | | | |
| **Transportation** | 0.5% | | |
| FedEx, | | | |
| Notes, 2.65%, 2007 | | 285,000 | **280,508** |
| | | | |
| **U.S. Government** | 2.2% | | |
| U.S. Treasury Bonds, | | | |
| 6.25%, 5/15/2030 | | 790,000 | 937,872 |
| U.S. Treasury Notes: | | | |
| 2.5%, 5/31/2006 | | 250,000 f | 250,186 |
| 3.25%, 8/15/2008 | | 20,000 | 20,101 |
| | | | **1,208,159** |
| | | | |
| **U.S. Government Agencies/Mortgage-Backed** | 27.3% | | |
| Federal Home Loan Mortgage Corp.: | | | |
| 5%, 10/1/2018 | | 696,040 | 708,651 |
| 6%, 7/1/2017-4/1/2033 | | 510,502 | 530,222 |
| Federal National Mortgage Association: | | | |
| 3.53%, 7/1/2010 | | 294,028 | 286,125 |
| 4.06%, 6/1/2013 | | 100,000 | 95,656 |
| 5% | | 860,000 g | 858,343 |
| 5%, 5/1/2018-4/1/2019 | | 540,242 | 550,000 |
| 5.5% | | 1,060,000 g | 1,074,236 |
| 5.5%, 3/1/2033-1/1/2034 | | 1,363,674 | 1,384,975 |
| 6% | | 3,915,000 g | 4,037,596 |
| 6%, 4/1/2018-6/1/2033 | | 896,903 | 935,661 |
| 6.5% | | 270,000 g | 282,571 |
| 6.5%, 12/1/2031-11/1/2032 | | 829,289 | 870,848 |

| | | | |
|---|---|---|---:|
| 7%, 5/1/2032-7/1/2032 | | 118,027 | 125,256 |
| Grantor Trust: | | | |
| Ser. 2001-T6, Cl. B, 6.088%, 5/25/2011 | | 275,000 | 301,884 |
| Ser. 2001-T11, Cl. B, 5.503%, 9/25/2011 | | 75,000 | 79,925 |
| Government National Mortgage Association I: | | | |
| 6.5%, 9/15/2032 | | 246,448 | 260,387 |
| 8%, 2/15/2030-5/15/2030 | | 20,103 | 21,956 |
| Ser. 2003-64, Cl. A, 3.089%, 4/16/2024 | | 85,638 | 84,916 |
| Ser. 2003-88, Cl. AC, 2.9141%, 6/16/2018 | | 305,109 | 299,901 |
| Ser. 2003-96, Cl. B, 3.6072%, 8/16/2018 | | 175,000 | 174,633 |
| Ser. 2004-9, Cl. A, 3.36%, 8/16/2022 | | 123,558 | 122,167 |
| Ser. 2004-25, Cl. AB, 1.698%, 11/16/2006 | | 65,993 | 65,828 |
| Ser. 2004-25, Cl. AC, 3.377%, 1/16/2023 | | 350,000 | 345,589 |
| Ser. 2004-43, Cl. A, 2.822%, 12/16/2019 | | 395,726 | 387,385 |
| Ser. 2004-51, Cl. A, 4.145%, 2/16/2018 | | 257,816 | 260,933 |
| Ser. 2004-57, Cl. A, 3.022%, 1/16/2019 | | 133,956 | 132,063 |
| Ser. 2004-67, Cl. A, 3.648%, 9/16/2017 | | 273,820 | 273,799 |
| Ser. 2004-77, Cl. A, 3.402%, 3/16/2020 | | 225,000 | 223,383 |
| | | | **14,774,889** |
| | | | |
| **Utilities-Gas/Electric** | **5.7%** | | |
| AES: | | | |
| Secured Notes, 10%, 2005 | | 62,149 d | 63,392 |
| Sr. Secured Notes, 8.75%, 2013 | | 125,000 d | 141,563 |
| Consumers Energy: | | | |
| First Mortgage Bonds, 5.5%, 2016 | | 255,000 d | 260,016 |
| First Mortgage Bonds, 6.25%, 2006 | | 25,000 | 26,368 |
| First Mortgage Bonds, Ser. B, 5.375%, 2013 | | 185,000 | 190,750 |
| Dominion Resources, | | | |
| Sr. Notes, Ser. F, 5.25%, 2033 | | 135,000 | 134,505 |
| Enterprise Capital Trust II, | | | |
| Capital Securities, Ser. B, 3.195%, 2028 | | 160,000 b | 152,054 |
| FPL Group Capital, | | | |
| Notes, 7.625%, 2006 | | 225,000 | 244,067 |
| FirstEnergy, | | | |
| Sr. Notes, Ser. A, 5.5%, 2006 | | 310,000 | 322,846 |
| IPALCO Enterprises, | | | |
| Sr. Secured Notes, 8.625%, 2011 | | 75,000 b | 85,125 |
| Illinois Power, | | | |
| First Mortgage Bonds, 7.5%, 2009 | | 115,000 | 131,675 |
| Indianapolis Power & Light, | | | |
| First Mortgage Bonds, 6.6%, 2034 | | 35,000 d | 36,554 |
| Monongahela Power, | | | |
| First Mortgage Bonds, 6.7%, 2014 | | 50,000 d | 54,437 |
| Niagara Mohawk Power, | | | |
| Sr. Notes, Ser. G, 7.75%, 2008 | | 35,000 | 39,871 |
| NiSource Capital Markets, | | | |
| Notes, 7.86%, 2017 | | 75,000 | 91,828 |
| PPL Capital Funding Trust I, | | | |
| Notes, 7.29%, 2006 | | 220,000 | 231,812 |
| Powergen U.S. Funding, | | | |
| Notes, 4.5%, 2004 | | 200,000 | 200,133 |
| TXU, | | | |
| Notes, Ser. C, 6.375%, 2008 | | 245,000 | 266,344 |
| TXU Gas Capital I, | | | |
| Capital Securities, 2.95%, 2028 | | 170,000 b | 167,526 |
| United Utilities, | | | |
| Notes, 6.25%, 2005 | | 55,000 | 56,676 |
| Westar Energy, | | | |
| First Mortgage Bonds, 7.875%, 2007 | | 160,000 | 178,165 |
| | | | **3,075,707** |

| | | | |
|---|---|---|---|
| **Total Bonds and Notes** | | | |
| (cost $ 56,027,036) | | | **56,882,810** |
| | | | |
| **Preferred Stocks** | **1.0%** | **Shares** | **Value ($)** |
| **Automotive** | **0.1%** | | |
| General Motors, | | | |
| Ser. C, Cum. Conv., $1.5625 | | 2,250 | **64,125** |
| **Banking** | **0.1%** | | |
| Sovereign Capital Trust IV, | | | |
| Conv., $2.1875 | | 1,400 | **68,075** |
| **Real Estate** | **0.8%** | | |
| Equity Office Properties Trust, | | | |
| Ser. B, Cum. Conv., $2.625 | | 7,840 | **397,880** |
| **Total Preferred Stocks** | | | |
| (cost $ 503,061) | | | **530,080** |
| | | | |
| **Options** | **0.1%** | **Face Amount Covered by Contracts($)** | **Value ($)** |
| **Call Options** | **0.1%** | | |
| U.S. Treasury Notes: | | | |
| 3%, 2/15/2009, February 2005 @ $101.109 | | 2,270,000 | 5,320 |
| 3.125%, 4/15/2009, November 2004 @ $97.828 | | 1,150,000 | 16,486 |
| 4.25%, 8/15/2014, November 2004 @ $101.156 | | 1,065,000 | 10,267 |
| | | | **32,073** |
| **Put Options** | **0.0%** | | |
| U.S. Treasury Notes: | | | |
| 4.25%, 8/15/2014: | | | |
| December 2004 @ $99.043 | | 535,000 | 3,615 |
| December 2004 @ $99.531 | | 530,000 | 4,493 |
| | | | **8,108** |
| **Total Options** | | | |
| (cost $ 54,452) | | | **40,181** |
| | | | |
| **Short-Term Investments** | **4.7%** | **Principal Amount ($)** | **Value ($)** |
| **U.S. Treasury Bills;** | | | |
| 1.43%, 10/14/2004 | | | |
| (cost $ 2,557,645) | | 2,559,000 | **2,557,644** |
| | | | |
| | | **Shares** | **Value ($)** |
| **Investment of Cash Collateral for Securities Loaned** | **7.0%** | | |
| **Registered Investment Company;** | | | |
| Dreyfus Institutional Cash Advantage Plus Fund | | | |
| (cost $ 3,783,720) | | 3,783,720 h | **3,783,720** |
| | | | |
| **Total Investments (cost $ 62,925,914)** | | **118.0%** | **63,794,435** |
| **Liabilities, Less Cash and Receivables** | | **-18.0%** | **(9,721,857)** |
| **Net Assets** | | **100.0%** | **54,072,578** |

a   *Principal amount stated in U.S. Dollars unless otherwise noted.*
    *CHF- Swiss Francs*
    *EUR- Euros*
b   *Variable rate security-interest rate subject to periodic change.*
c   *Notional face amount shown.*
d   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers and are deemed to be liquid. At September 30, 2004, these securities amounted to $ 4,794,416 or 8.9% of net assets.*
e   *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*
f   *All or a portion of these securities are on loan. At September 30, 2004, the total market value of the fund's security on loan is $ 3,625,409 and the total market value of the collateral held by the fund is $ 3,783,720.*
g   *Purchased on a forward commitment basis.*
h   *Investment in affiliated money market mutual fund.*

*Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.*

**DREYFUS PREMIER MANAGED INCOME FUND**

**Statement of Options Written**
**September 30, 2004 (Unaudited)**

| Call Options<br>Issuer | Face Amount<br>Covered by<br>Contracts($) | Value ($) |
|---|---:|---:|
| U.S. Treasury Notes: | | |
| 3.125%, 4/15/2009, November 2004 @ 100.828 | 1,150,000 | 1,213 |
| 4.25%, 8/15/2014, November 2004 @ 103.156 | 2,130,000 | 7,860 |
| | | |
| **Put Options**<br>**Issuer** | | |
| U.S. Treasury Notes: | | |
| 3.125%, 4/15/2009, November 2004 @ 94.828 | 1,150,000 | 0 |
| 4.25%, 8/15/2014, December 2004 @ 97.137 | 1,070,000 | 2,549 |
| 4.25%, 8/15/2014, December 2004 @ 97.406 | 1,060,000 | 2,816 |
| (Premiums received $ 41,152) | | |
| | | **14,438** |